eWellness Healthcare Corporation

11825 Major Street

Culver City, California 90230

August 6, 2014

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re: eWellness Healthcare Corporation

Amendment No. 1 to Form 8-K

Filed June 25, 2014

File No. 000-55203

Dear Mr. Reynolds:

This letter is provided in response to your letter dated July 10, 2014 regarding the above-referenced Amendment No. 1 to Form 8-K that eWellness Healthcare Corporation (the “Company”) filed on June 25, 2014 (the “Amendment”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Where applicable, new language we are including in Amendment No. 2 to the Form 8-K (the “Amendment”), which we are filing on this same date, is included in the appropriate response below and written in underlined bold; any language removed from the Form 8-K is shown herein with a strikethrough.

Amendment No. 1 to Form 8-K

General

1.	We note your response to comment 2 from our letter dated June 2, 2014 and we reissue, in part, the comment. Please revise to address potential claims by investors who have not participated in your subsequent offering. We also note your belief that investors in your 419 offering waived their right to receive a refund of 90% of the amounts invested. Please remove any statement that investors have waived their rights or advise us of the basis for your belief. See, in this regard, Section 14 of the Securities Act of 1933.

Response: We reviewed your comments and note that these first few comments under the header “General,” focus on our private financing transactions and related issues. When we conducted the April 2014 financing, we believed that the documents we submitted to the participants and their resulting consents were sufficient to alleviate any 419 issues or related concerns. Additionally, we filed the S-1 for the anticipated 419 offering, which never took place and planned to withdraw such registration statement. As we noted in our prior response letter, we recognize the potential risks associated with our strategy and to that end included the additional risk factor in the last amendment to the 8K that we filed. We believe that the steps we took to convert the 419 offering into a private financing transaction alleviates any integration and/or lingering 419 issues. The Company’s initial purpose was to locate and consummate a merger or acquisition with an entity; to that end, we filed a Registration Statement on Form S-1 (the “S-1”) to conduct a “Blank Check” offering subject to Rule 419 so that the shares ultimately issued in such a merger or acquisition would be registered. In fact, our registered shares was part of eWellness Corporation’s attraction to the Company and why the two companies entered into a letter of intent (“LOI”) and moved forward with the acquisition. The companies continued to conduct their respective due diligence and finalize the terms of the transaction and related transaction documents. However, prior to signing the definitive documents, we realized that because we did not close the acquisition by March 18, 2014 (18 months after the effective date of the related 419 registration statement), we were required under Rule 419 to return 90% of the deposited funds on a pro rata basis to all the Investors who purchased shares pursuant to the 2012 prospectus. After numerous discussions within each company’s respective management teams and between the two companies, they decided to proceed with the acquisition. The companies spent a great deal of time working towards completing an acquisition, worked well together and the investors who participated in the 419 transaction expected the Company to complete an acquisition. Accordingly, we carried out the plan disclosed in our filings, pursuant to which we: (i) filed a registration statement on Form 8-A (“Form 8A”) to register our common stock pursuant to Section 12(g) of the Exchange Act and (ii) obtained consent from 100% of the participants of the 419 Offering to instead participate in a similar private offering (the “Private Offering”).

We think it is important to note that even prior to the S-1, the Company had a pre-existing relationship with all of the participants in the Private Offering; the Company did not create a relationship with any of the Private Offering participants through the S-1 or as a result therefrom, nor were any participants of the Private Offering solicited through the S-1. Additionally, because of our public filings, all of the information required to be provided pursuant to Rule 506(b) to non-accredited investors was available and therefore, our sale to both accredited and non-accredited investors was done in compliance with such rule. In light of the facts and circumstances explained above, we respectfully believe that we were able to convert the 419 offering into a private offering in reliance on Rule 506(b) of Regulation D.

It is our intention to withdraw the S-1 and file a Notice of Exempt Offering of Securities on Form D, selecting Rule 506(b) as the Federal Exemption in Item 6. We understand that the path to Rule 506(b) may have been unconventional, but the information available, the pre-existing relationship between the investors and the Company, our desire to avoid potential litigation for failing to conduct an acquisition or business combination as set forth in our initial offering documents, including the S-1, led us to believe that the exemption was available to us and we respectfully believe we were able to utilize same to conduct the financing.

2.	We note your response to comment 3 of our letter dated June 2, 2014. Please provide an analysis of whether the company, which identified its investors and received funds from them in a public offering, could be deemed to have completed the transaction in a private offering. It is unclear why you believe these transactions should not be integrated. See, in this regard, 1933 Act Compliance and Disclosure Interpretation 139.25, available on our website. We may have further comment.

Response: We respectfully direct your attention to response to comment #1 above.

3.	We note your response to comment 1 from our letter dated June 2, 2014, and we reissue, in part, the comment. We note that your Form S-1 for the 419 offering went effective on September 14, 2012 and included financial statement for the fiscal year ended December 31, 2011. Securities Act Section 10(a)(3) requires you to update your registration statement when the prospectus contained therein is used more than nine months after the effective date of the registration statement and the information contained therein is as of a date more than sixteen months prior to such use. With a view to greater disclosure, please tell us specifically when the sales during the previous two years were made and tell us whether the January 2014 purchase was pursuant to your 419 offering and subject to the escrow agreement. We may have further comment.

Response: We respectfully direct your attention to response to comment #1 above.

4.	We note your response to prior comment 1 of our letter dated June 2, 2014. Please provide further detail of the dates, times and investors in the initial offering, for example a table showing the approximate dates when sales were made as well as the number of purchasers. Please also advise us of the date(s) when funds and securities were transferred from the trust to your own bank account or elsewhere. In other words, please tell us what happened to the shares issued and the funds received pursuant to the original 419 offering which were subject to the escrow agreement.

Response: We respectfully direct your attention to response to comment #1 above. Additionally, we compiled the table to address your other comment:

eWellness Healthcare Corporation (formerly Dignyte)

Escrow Stock Sales

Date		No. of Shares	No. of Investors	Cost	Issued Date

12/12/12		260,000	3	$26,000.00	3/14/2013
3/4/13		25,000	1	$2,500.00	3/27/2013
3/19/13		30,000	3	$3,000.00	3/27/2013
9/20/13		50,000	1	$5,000.00	9/24/2013
9/23/13		100,000	1	$10,000.00	9/24/2013
11/1/13		100,000	1	$10,000.00	12/26/2013
12/5/13		122,000	37	$12,200.00	12/26/2013
12	/31/13	10,000	1	$1,000.00	12/31/2013
1/7/14		190,000	2	$19,000.00	1/22/2014
1	/22/14	10,000	1	$1,000.00	1/22/2014
4/23/14		103,000	1	$10,300.00	4/24/2014

Totals		1,000,000	52	$100,000.00

All Dignyte shares were retained in escrow until the merger with eWellness was completed. Following the Share Exchange, on May 19, 2014, as per each shareholder’s written instruction, the escrow agent sent the Dignyte shares to the Company’s transfer agent so that such shares could be exchanged into Company shares. The resulting eWellness shares, which are in electronic book-entry form as per the shareholder instructions, included a restrictive legend as such shares were treated as having been issued pursuant to an exemption from registration under Regulation D and Section 4(a)(2) of the Securities Act.

All funds in the aggregate amount of $100,000, less 10%, remained in escrow until May 9, 2014, at which date $90,007 was transferred to the Company’s bank account. During the quarters ended June 30, 2013, December 31, 2013 and June 30, 2014, the Company utilized $3,150, $3,720 and $3,184, respectively for operating expenses, which collectively equals 10% of the funds raised, plus interest earned on the escrow account.

5.	Also we note your disclosure on page 38 that your proceeds from the May 1, 2014 offering were $100,000, which accounted for the funds remaining in escrow from your 419 offering as well as the $0.10 which the company had used for expenses. Please reconcile this with your response to prior comment 1 that you offered securities worth $69,700 in the 419 offering. Where appropriate, clarify the price investors paid in your May 1, 2014 offering and the source of funds.

Response: We respectfully direct your attention to response to comment #1 and #4 above. Our prior response was incorrect as the amount raised by the Company was $100,000 on the dates and in the amounts set forth in the Company’s response to #4 above.

6.	We note your response to prior comment 3 and the statement that each of the investors in the April 2014 offering was an accredited investor. We note, however, that the Private Placement Memorandum states in several locations that the offer and sale “will be made to ‘accredited’ and ‘non-accredited’ investors.” Please provide a detailed explanation of why you believe the investors are all accredited.

Response: We respectfully direct your attention to response to comment #1 above.

7.	We note that the Riedel Opinion Dated April 4, 2014 was not included in the Private Placement Memorandum exhibits. Please include the opinion and all exhibits with your next response.

Response: Included with this letter are the following exhibits to the April 25, 2014 Private Placement Memorandum:

1.	Exhibit A - Form of Amended and Restated Articles of Incorporation;

2.	Exhibit B - Financial Statements for the fiscal years ended December 31, 2013 and 2012 (see the Company’s Form 10-K for the years ended December 31, 2013 and 2012 filed with the SEC on March 6, 2014 and April 1, 2013, respectively - which were also incorporated by reference into the Memorandum);

3.	Exhibit C - eWellness Fair Market Value Opinion;

4.	Exhibit D – Form of Subscription Agreement; and

5.	Exhibit E – Form of Escrow Agent Instructions

We want to emphasize that the subject Opinion is dated April 4, 2014 and that the terms of the offering and timelines may have changed since then. The Opinion was based on the information presented at that time and the information contained in the Amendment and our other SEC filings is more up to date and reflects changes that have occurred since then, if any.

8.	We note your response to comment 7 in our letter dated June 2, 2014, and we reissue, in part, the comment. Please provide us with supplemental support for statements you make about the insurance industry in New York and New Jersey in your Insurance/Reimbursement section on page 13.

Response: Although the information was originally included based on reliable sources, we have been unable to relocate such initial sources and therefore, revised our disclosure to make it clear that such information is based on management’s experience in the industry and their day-to-day involvement in same.

Item 1.01 Entry into a Material Definitive Agreement

9.	We note your response to comment 5 from our letter dated June 2, 2014 and the statement that “[y]our Shareholders agreed to purchase from eWellness Corporation (“Private Co.”) and Private Co. agreed to sell to us 100% of Private Co.’s common stock in exchange for 9,200,000 of our then outstanding shares of common stock.” Please advise us how you and any other parties solicited and obtained such agreements from your shareholders. We also note that this section does not clarify that the company acquired 100% of the common shares of eWellness Corporation in the exchange transaction. We also note the disclosure on page 35 that Messrs. MacLellan and Fogt received 10% of your equity securities in return for their services as promoters in the previous five years. Please advise us whether Messrs. MacLellan and Fogt were also parties to your share exchange. We may have further comment.

Response: Pursuant to your comment we revised disclosure in the Amendment to clarify that the Company acquired 100% of the common shares of eWellness Corporation in the exchange transaction.

Prior to the Share Exchange 95% of the Private Co. was held by founders and Private Co. management; the remaining 5% was held by an entity (J.F.S Investment, Inc. (“JFS”)) that assisted the Company with its relationship with Millenium Healthcare, Inc. Accordingly, these persons were well versed and part of the decision to enter into the Share Exchange with Dignyte. Douglas MacLellan has a prior relationship with the President of JFS and after they spoke about the share exchange transaction, JFS agreed it was in the Private Co.’s best interest to effect such transaction. Accordingly, we did not solicit our shareholders through management or any other parties.

After reviewing your comment, we think our disclosure regarding Messrs. MacLellan and Fogt’s ownership and involvement may not have been clear in the referenced section and revised it accordingly. As shareholders of the Private Co., Messrs. MacLellan and Fogt were parties to the share exchange; however, they only provided services to the Private Co. prior to the share exchange. The disclosure in the 8-K may lead a reader to believe that they received shares for services provided to the combined entity, which may have triggered your comment. Prior to the Share Exchange, the Private Co. issued Messrs. MacLellan and Fogt 3,000,000 (32.61%) shares and 2,000,000 (21.74%), respectively for the services the provided to the Private Co., which included efforts aimed at the formation of the Private Co. and carrying out its business and operations. Pursuant to the terms of the Share Exchange Agreement, Messrs. MacLellan and Fogt exchanged their Private Co. shares for shares of our common stock, which resulted in them owning more than 10% of our outstanding shares.

Business

10.	We note your response to comment 8 in our letter dated June 2, 2014 as well as your disclosure on page 13 that in your first year, only a small portion of your revenues will be derived from telemedicine reimbursements. We reissue prior comment 8. Please revise to clarify within this section that you intend to launch primarily as an in-office operation or advise.

Response: Our main focus and the service that we believe differentiates us from any other physical therapy provider is our on-line telemedicine exercise program that is both non-monitored and monitored by licensed physical therapists, the combination of which we believe increases patient engagement and program success. However, since such telemedicine services are not regularly covered by insurance agencies at this time, few patients are willing to pay for these services and therefore, our success is limited to those who will pay out of pocket or receive reimbursement for our services. Our CEO has been a physical therapist for 13 years and is keenly interested in helping the country’s obesity problem. To that end, he collaborated with the rest of our management team to come up with a system that will provide excellent health benefits for patients and financial benefits to us and our shareholders. The result of such collaboration is our Distance Monitored Physical Therapy (“DMpt”) program and the four separate patient reimbursement plans. To achieve maximum health benefits, we believe that patients need clear goals and a plan of action, but we have found that periodic monitoring and “check-ins” are what help to turn regular exercise programs into more permanent healthy lifestyle changes. We also believe that in today’s fast paced, remote based world, people need to be able to access their exercise and diet plans outside their gym and doctor’s office. Luckily for us, the combination of in-office direct-contact physical therapy evaluations, re-evaluations and physical performance testing, with a related telemedicine program, can accomplish both of our main goals: healthier lifestyles and return on investment. However, as stated above, our revenues are limited by the current health care insurance regime. Accordingly, we built a business model that can succeed and provide legitimate return to our investors based on today’s insurance reimbursement policies, but that stands to provide exponential return if insurance policies change as we believe they will. This business model requires that we maintain in-office visits, for which most insurance companies currently provide reimbursement, but does not require such visits to serve as the bulk of our operations. In fact, in each of our four programs, remote telemedicine represents at least 85% of the appointments we will be conducting with each patient; our proposed business operations never include more than 15% in-office appointments for any of the four patient programs. Although the majority of our revenues will, at least initially, come from insurance reimbursement of our in-office visits, our main focus will always be on the telemedicine program: improving that program, marketing that program, ensuring our doctors and patients are utilizing that program and working with insurance companies to increase or change their policies to provide more reimbursement for what we believe is a program geared towards healthier living, which only stands to reduce their long term costs.

Pursuant to your comment and in light of the information provided above, we revised the disclosure in our Amendment accordingly, as necessary.

To further clarify our plans and the 4 reimbursement programs, we added the following narrative and chart into the Amendment:

“Our program is a combination of therapy for 26 weeks and is designed to guide a patient through active physical retraining. We have divided our program into 4 different basic billing models to accommodate the majority of reimbursability of our anticipated patient base. The following is a further break down of those billing groups by type of appointment and reimbursement:

Program A – Private Insured
Total patient appointments	84	100%
Appointments insurance reimbursed under current codes	30	36%
In-office enrollments or check-ups (insurance reimbursed)	6	7%
Monitored remote physical therapy sessions (insurance reimbursed)	24	29%
Appointments not insurance reimbursed under current codes
Non-monitored remote physical therapy sessions (not reimbursed)	54	64%

Program B – Partial Insurance + Self-Pay
Total patient appointments	92	100%
Appointments insurance reimbursed under current codes
In-office enrollments or check-ups (insurance reimbursed)	14	15%
Appointments patient pays $100 monthly flat rate
Monitored remote physical therapy sessions	78	85%

Program C – Medicare/Medicaid
Total patient appointments	92	100%
Appointments reimbursed under current insurance codes
In-office enrollments or check-ups (insurance reimbursed)	14	15%
Appointments not reimbursed under current insurance codes
Un-monitored remote physical therapy sessions	78	85%

Program D - Non-Insured/Cash Pay
Total patient appointments	92	100%
Appointments patient pays $300 monthly flat rate (no insurance reimbursement)
In-office enrollments or check-ups (insurance reimbursed)	14	15%
Monitored remote physical therapy sessions	78	85%

11.	We note your statement that you are the first to market with your innovative DMpt program. Based on your response and the disclosure on pages 6-7, it does not appear that you have made any sales of your DMpt program. Please revise your 8-K to reflect the current status of your product and your marketing efforts. See Item 101(h)(4)(i) of Regulation S-K. If you also wish to assert that you believe your product will be the first to market when launched, please balance this disclosure by noting that, if true, you have enlisted no patients to-date. Also clarify, if true, that your entry into the market depends upon your successful financing efforts.

Response: Pursuant to your comment, we revised the first few paragraphs of our Business section to read as follows:

“eWellness was incorporated in Nevada in May 2013. eWellness is an early-stage Los Angeles based privately held corporation that seeks to provide a unique telemedicine platform that offers Distance Monitored Physical Therapy (DMpt) Programs to pre-diabetic, cardiac and health challenged patients, through contracted physician practices and healthcare systems, in addition to in-office sessions. Based on today’s insurance landscape, our main revenue source shall come from in-office visits.

As of the date of this Report, our initial and sole service contract covers the New York City and northern New Jersey tri-borough area (19.8 million people), the most populated region in the United States. To date, we have not identified any other program that is designed to provide Distance Monitored Physical Therapy Telemedicine Program that has been specifically designed to help prevent pre-diabetic patients from becoming diabetic. Accordingly, we believe that we are first-to-market with our specific innovative service and program. Our program combines in-office direct-contact physical therapy evaluations, re-evaluations and physical performance testing with an on-line telemedicine exercise program. This business model allows us to bill for traditional in-office patient visits and when insurance companies allow, for our telemedicine exercise program sessions too. We also offer to enroll our patients in a no-cost online healthy living nutrition and meal planning platform developed by the American Diabetes Association.

Assuming we receive sufficient financing to do so, we intend to start servicing clients in September 2014, when we also anticipate rolling out our DMpt services. As an innovator of certain services, we are aware that the proposed DMpt services will be launched in an industry with deeply established and regulated billing approaches. For this reason, we designed a business model to succeed in the current billing environment by anticipating that the only reimbursement available to us for the next three years will be generated by using procedures and codes that insurance providers currently accept, even though we believe insurance companies will start providing more telemedicine reimbursement prior to such time given its benefits. Currently, depending on each patient’s insurance coverage, existing codes cover up to 14 in-office visits and/or up to 24 remotely monitored physical therapy sessions during our six month program. Today, some insurance companies do not reimburse for any physical therapy sessions, whether or not they are monitored, and none of the insurance companies within our patient base provide codes that reimburse non-monitored physical therapy sessions. Our plans and goals factor in these non-reimbursed sessions as part of the overall Cost of Goods Sold (COGS); we still believe that we can earn revenues and generate profit based solely on the services for which insurance companies currently provide reimbursement. In light of current insurance practices, we configured four separate reimbursement plans designed to maximize the needs of today’s patient base. Our DMpt system is currently configured to deliver a six month therapy program with at least three sessions per week using a combination of 78 remote monitored and/or remote non-monitored therapy sessions and 6 to 14 in-office visits (number of office visits depend on insurance coverage). This assures us that we will be able to deliver a consistent service to the patients and achieve our internal operating goals without any innovation in the insurance industry codes. While the current, somewhat archaic, reimbursement standards do not reimburse for some aspects of our six month program, based upon feedback from industry leaders, we believe that the regulatory and insurance environment is trending towards a payment structure that will be more favorable to remote monitored and non-monitored programs within the telemedicine sphere, although there can be no guarantee such trend will be realized. Part of our current plan is to compile six months of compelling patient outcomes to submit to the insurance agencies to encourage the trend towards remote-services based reimbursement and enhance our reimbursement opportunities. Regardless, our business model suggests that we will be able to generate revenues and sustain a profitable business; however, there is no guarantee that we will be able to generate any revenues or realize any profits, as we have yet to launch any of our services. If the insurance industry recognizes the advantages telemedicine can provide to patients, medical professionals and insurance companies, and then more readily provides reimbursement for same, we will stand to earn significant more revenues.”

12.	We note the revised disclosure on page 6 that currently, existing reimbursement codes cover up to 14 office visits and up to 24 remotely monitored physical therapy sessions. Given uncertainties, such as the cost of up to 54 monitored physical therapy sessions, it is unclear on what basis you state on page 6 that you will earn revenues and be profitable.

Response: We updated our disclosure pursuant to your comment and respectfully direct your attention our response to comment #10 and to the changes noted in response to comment #11 above.

The only other discussion of us earning a profit is in the last paragraph of page 28, which refers to “our 1st objective,” and therefore we respectfully believe we can leave as is.

13.	Please revise your competition disclosure on page 6 to discuss your competitive position within the industry. For example, if you are aware, you should discuss whether there are other companies that have similar business plans and also how other market entrants may have greater access to financial resources. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: We updated our disclosure pursuant to your comment and respectfully direct your attention to the changes noted in response to comment #11 above. We also added a Competition section and modified the related risk factor.

Online Physical Therapy Operations Assumptions

14.	We note your response to comment 17 in our letter dated June 2, 2014. To the extent you have a reasonable basis to do so, please revise this section to clarify the anticipated in- office monthly patient capacity for each new office. Given your planned in-office operations, please add similar disclosure to your Operational Assumptions on page 12

Response: Pursuant to your comment, we revised the section at issue and added the following disclosure to the MHI Physican Collaboration Process section:

“Each onsite team consisting of one certified Physical Therapist (PT) and one certified Physical Therapist Assistant (PTA) will attend to 21 patients per day between the two of them. Assuming a seven hour work day, that averages to approximately one patient every 40 minutes per certified professional. These patient visits will consist of either first time enrollments or follow-up assessments, which in the general realm of Physical Therapy tasks are considered neither time consuming or intensive.”

Insurance/Reimbursement

15.	To the extent you have a reasonable basis to do so, please revise to clarify the maximum number of monitored telemedicine sessions for which each of the major insurance providers described will provide reimbursement.

Response: Pursuant to your comment we added the disclosure set forth below and inserted related charts based on reimbursement information we have gathered from our research and connections.

“Based on management’s experience and review of insurance literature, they believe that if a provider offers telemedicine reimbursement, such provider will typically reimburse the same number of telemedicine visits as the number of allowable in-office physical therapy visits. Currently, management believes that in the state of New York, Blue Cross allows for reimbursement associated with telemedicine physical therapy and other insurers including medicare, medicaid and other private insurers will not reimburse for physical therapy via telemedicine. This is why we have created multiple billing plans that may or may not include reimbursement for telemedicine physical therapy. We anticipate negotiating individual reimbursement plans with each insurance company. We also believe that the definition of telemedicine may broaden over the next 3-5 years to include physical therapy. While we believe our management team has a strong grasp of the pulse and trends of the insurance industry, there can be no assurance that management’s industry perceptions are accurate or that there will there will be any changes to insurance reimbursement policy associated with physical therapy telemedicine at any insurance company.”

Initial Program Patient Inclusion Criteria

16.	We note your response to comment 22 in our letter dated June 2, 2014 and we reissue the comment. Your disclosure on page 13 notes twice that you will provide services to patients whose insurance companies provide no reimbursement. Please reconcile these disclosures. For example, please clarify in the document whether your insurance requirement applies regardless of whether the patient’s insurance company will reimburse for physical therapy sessions or telemedicine.

Response: Pursuant to your comment, we revised the second requirement on page 17 of the 8K to read as follows:

“Covered by private health insurance or federal or state insurance and/or pay the partial or full monthly program fee themselves.”

Risk Factors

We may be subject to liability for failure to comply with Rule 419

17.	Please revise to quantify the potential amount owed to investors as a result of your violation of Rule 419. Also, as this amount appears to be a known uncertainty, please quantify the amount in your MD&A beginning on page 28. See Item 303(a)(3)(ii) of Regulation S-K.

Response: We respectfully direct your attention to our response to your comment #1 above. In light of our belief that we did not violate Rule 419, we respectfully do not believe such calculation is warranted.

Our success is currently dependent upon our ability to develop the relationship with MHI

18.	We note that your purchase and supply agreement with MHI is exclusive. If MHI will be your exclusive distributor, it appears the risk factor should explain the risk that negotiating a new agreement with a similar company may be a breach of your agreement with MHI.

Response: Pursuant to your comment, we added the following risk factor:

We are currently contractually committed to a 14 state exclusive supply and distribution agreement. The Company and Millennium Healthcare, Inc., (“MHI”) have entered into an exclusive supply and distribution agreement covering 14 states that include: Maine, New Hampshire, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Delaware Maryland, Virginia, North Carolina, South Carolina, Georgia and Florida, in which the company is required to pay MHI a 20% fee on DMpt patient revenue generated in those states, in return for providing marketing and program billing services to the Company. To date, this contract has not been activated as our DMpt program has not commenced operations. If at the time that our DMpt program commences operations and MHI has not used their best efforts to market and manage the billing of our program to various insurance carriers, then the Company may be in a position to cancel the contract with MHI and pursue other marketing and billing management relationships. Alternatively, if the company acts to engage other distribution companies within the covered 14 states, the Company may be required to include the 20% MHI fee into any new arrangement or worse, may be prohibited from entering into any new engagement within any such states. There can be no assurance that any distribution or billing activity outside of the agreement between the Company and MHI within the 14 states will be permitted and may cause strategic road blocks for the Company.

Currently our management’s participation in our business and operations is limited

19.	We note your response to comment 32 in our letter dated June 2, 2014 and this added risk factor. Please revise to state whether, at this point, the members of management have committed a certain amount of time, for example a percentage of their time or an approximate number of hours per week, to your business.

Response: None of our officers have committed a specific portion of their time or an approximate number of hours per week in writing to the objectives of the company and no assurances can be given as to when we will be financially able to engage our officers on a full time basis and therefore, until such time, it is possible that the inability of such persons to devote their full time attention to the Company may result in delays in progress toward implementing our business plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

20.	We note your response to comment 24 in our letter dated June 2, 2014, and we reissue, in part, the comment. Please revise this section to provide a discussion of the key performance indicators that management anticipates using to assess your business once your operations have launched. For example we note your disclosure on page 28 that you intend to have a certain number of new patient inductions per month and weekly new patients.

Response: As set forth below, we have developed various key performance indicators that we anticipate using to assess our business after operations are launched and included same in the Amendment:

Patient Induction Rate. Our DMpt programs are 26 weeks long and start with the induction. Our patient induction rate will provide us a weekly direct understanding of how we are coordinating with the referring doctors and how efficiently we are managing the inductions; it will also give us a foundation for modeling the next six months of revenue.

Patient Attrition Rate. This indicator may be the single most important indicator of long term business outlook. The long term health of our business is directly linked to the long term health of our patients. If the patient stays with the program and does well, the probability of a health changing lifestyle shift is dramatically increased. When the patient stays with the program the Company’s business is rewarded with additional revenue. Furthermore, the increased success of each patient in our program enhances the insurance provider’s cost/benefits actuarial view of our service and thus motivates a better reimbursement schedule and more patients for us in the long run.

New Offices Per Month. This indicator will be useful in determining how fast or slow our distribution system will be growing. It will also provide us a predictive measure for resource requirements that will be emerging over the next six months.

Selling General and Administrative Expenses (SGA). Before even launching, we have received a high indication of interest in our service. We think the demand is warranted, but recognize that in the early stages of our services, we may experience bottlenecks in our ability to meet the demand for same. Under this type of environment it is critical to maintain awareness of the Company’s operational budget goals and how they are being met in our attempts to address demand. Regardless of our growth pace, it is critical to shareholder value that we are mindful of our operational spending.

Cashflow. Because the Company is “early stage” and launching with a minimum of capital, monitoring cashflow on a constant basis will be essential to growth.

Plan of Operations

21.	We note your disclosure on page 28 that you intend to close a private financing of up to $1.2 million by the end of the third quarter of 2014. Please revise to reconcile the disclosure in this section with your risk factor on page 20-21, which states that you will not be able to carry out your business if you do not complete your private financing by August 1, 2014.

Response: Pursuant to your comment, we revised our disclosure to accurately state within our risk factors that we plan to close the financing by the end of the third quarter.

22.	We note your response to comment 25 in our letter dated June 2, 2014. With the understanding that the launch of your operations depends upon attaining adequate financing, please revise your first milestone to provide the number of offices in which you intend to launch.

Response: Pursuant to your comment, we revised our plan of operations to include the following language:

“Assuming we receive the full $1.2 million from our proposed financing, the Company’s plans are to pursue the targets set forth below to achieve controlled operational break-even within three months and 24 offices within 12 months after the close of such private financing and healthy profitability and growth thereafter.”

23.	For each of your milestones please disclose the planned expenditures that will be required to meet your milestone. For example, we note your disclosure on page 35 regarding your recorded salaries for your officers. If you intend to pay compensation for deferred salaries or otherwise in the next 12 months, please include these payments in your plan of operations. Also we note your disclosure on pages 37 and 38 regarding amounts due to related parties and the disclosures on page 39 regarding your promissory notes.

Response: Pursuant to your comment, we updated the disclosure in the Amendment to accurately disclose our officers’ agreement to defer all compensation until such time as we are cash flow positive.

In response to your comment, please note that we believe, with $500,000, we can achieve all of the milestones set forth in the Plan of Operations necessary to achieve positive monthly cash flow and sustainable growth by rolling out and activating two new induction offices per month at an installation cost of $7,175 and 30-day expense of $13,440 each. However, management shall continually prioritize our expenditures and payments towards maintaining sustainability, as well as company growth and shareholder value. As for outstanding liabilities that are set to become due within the next 3-6 months, we revised the Cash Flow section within the Plan of Operations section of the Amendment as follows:

Cashflow. Because the Company is “early stage” and launching with a minimum of capital, monitoring cashflow on a constant basis will be essential to growth.

The Company intends to close on a private financing of up to $1.2 million by the end of the third quarter of fiscal 2014, although there can be no guarantee we will receive any such financing. Assuming we receive the full $1.2million from our proposed financing, the Company’s plans are to pursue the targets set forth below to achieve controlled operational break-even within three months and 24 offices within 12 months after the close of such private financing and healthy profitability and growth thereafter. If we do not receive the full $1.2 million, we will scale our plans back accordingly, in accordance with the priorities set forth below. We need at least $500,000 to carry out our 1st objective, make good on some of the outstanding liabilities that are to come due within the next 3-6 months as disclosed herein and become profitable. Until we receive it, the majority of our efforts will be geared towards obtaining sufficient financing to launch and complete our 1st objective.

Specifically, other than completing our 1st objective, if we do receive $500,000, we anticipate expending an aggregate of approximately $31,000 per month to compensate our executive officers to encourage them to devote more time to our Company, as we will be simultaneously launching and rolling out our operations in light of the received funds. Additionally, in light of its importance to our operations, if we receive the $500,000, we will pay the $20,000 due on our license agreement with Bistromatics Corp. (See, “Certain Relationships and Related Transactions”). Finally, if they have not otherwise been converted pursuant to their terms, we will use a portion of the $500,000 to repay the $130,000 promissory notes if they become due prior to receiving any additional funds and the holders have not otherwise agreed to extend their maturity date.

Liquidity and Capital Resources

24.	We note your responses to comments 27 and 28 in our letter dated June 2, 2014 as well as the disclosure on page 39 regarding your $130,000 promissory note financing. To the extent that debt obligations remain outstanding, please revise this section to describe the material terms of your various sources of liquidity, including interest rate and repayment terms. Please note that Item 303(a)(1) of Regulation S-K requires you to identify and separately describe your internal and external sources of liquidity for the covered periods.

Response: Pursuant to your comment we added the following disclosure to the referenced section:

“As of the date of this Report, we have also issued notes with an aggregate principal balance of $130,000 (the “Promissory Notes”). The Promissory Notes accrue interest at the rate of 12% per annum, which is payable on the maturity date: December 31, 2014. The Promissory Notes shall automatically convert into the securities to be issued pursuant to the private financing, upon the same terms as new investors in such financing; however, the conversion rate and securities to be issued have not yet been determined.”

Directors and Executive Officers, page 32

25.	With your next amendment, please provide the information required by Item 401(e) of Regulation S-K for Mr. Rowberry.

Response: Pursuant to your comment, we added the information required by Item 401(e) of Regulation S-K for Mr. Rowberry into the Amendment.

26.	We partially reissue comment 30 from our letter dated June 2, 2014. Please provide a complete record of the principal occupations and employment for the previous five years for each of your officers and directors. For example purposes only Darwin Fogt’s positions of employment remain unclear from May 2009 through May 2013.

Response: Pursuant to your comment, we updated the bios for our officers and directors in the Amendment to include the requested information.

27.	We also note your disclosure on page 33 that Mr. Cole has been a professional board member since 1980. Please clarify the directorships for each of your directors for the previous five years. See Item 401(e)(2) of Regulation S-K.

Response: We respectfully direct your attention to our response to comment #26 above.

Recent Sales of Unregistered Securities

28.	We note your response to comment 36 from our letter dated June 2, 2014 and we reissue the comment. Given that these transactions referenced in the prior comment involved the unregistered sale of securities, please revise to include the disclosures required by Item 701 of Regulation S-K for both of these transactions.

Response: Pursuant to your comment and in light of our response to comment #1 above, we added the following disclosure to the Recent Sales of Unregistered Securities:

“Prior to the Share Exchange, the Private Co. received some investment interest for notes convertible into shares of the Private Co’s common stock; however, in light of the pending share exchange and corporate restructuring that would result therefrom, the Private Co sought such investor’s consent to instead receive Promissory Notes (as more fully described in “Description of Registrant’s Securities” below), in the same amount as the investor’s original interest, that would automatically convert into the same securities to be issued in the private financing described elsewhere in this Report. After receiving all of such investor’s consent, we issued Promissory Notes in the aggregate principal amount of $130,000. ”

Exhibits

29.	We note your response to comment 37 from our letter dated June 2, 2014, and we reissue the comment. We are unable to locate the exhibits referenced in the response. Please file your governing documents and update your Exhibit Index on page 42 or advise.

Response: Unfortunately, it seems we inadvertently forgot to attach the referenced exhibits in the last amendment, but are attaching them to the Amendment.

Exhibit 99.3

Pro Forma Financial Statements

30.	We note your response to comment 42 in our letter dated June 2, 2014. To the extent necessary based on consideration of comments herein, please revise the pro forma balance sheet as necessary to account for the legal ramifications, if any, of replacing the redeemable shares of stock with regular shares and the removal of the restriction on 90% of the IPO proceeds. Update Note 2.E. as well.

Response: We respectfully direct your attention to our response to your comment #1 above. In light of our belief that we did not violate Rule 419, we respectfully do not believe we need to revise our pro forma statements.

Form 10-Q for the Interim Period Ended March 31, 2014

Notes to Condensed Financial Statements

Note 8 – Subsequent Events

31.	Discuss in a subsequent events note that the common stock subject to possible redemption was replaced by stock sold through a private offering in April 2014 and that the replacement stock is classified as permanent equity. Discuss also the ramifications of this action, i.e., possible Section 5 violation and its effect upon the financial statements. Refer to FASB ASC 450.

Response: Pursuant to your comment, we shall amend the Form 10-Q to discuss in a subsequent events note that the common stock issuable in the 419 offering was replaced by stock sold through a private offering in April 2014 and that the replacement stock is classified as permanent equity.

Due to the discussion we are having regarding Rule 419, we included the related risk factor in the Amendment; we also propose to include similar language in a footnote related to the Company’s contingencies in future quarterly and annual reports. However, in light of our position stated in response to your comment #1 above, we do not believe we need to discuss any other ramifications of such action in the subject 10Q.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

32.	We note your response to comment 46 in our letter dated June 2, 2014, and we reissue the comment. We note the disclosures in your Form 10-Q with regard to the termination of the Rule 419 offering; however, your Form 10-Q filed on May 15, 2014 does not disclose the violation of Rule 419 and its potential impact, and we do not agree with the view that investors waived their rights under the Securities Act. Please explain to us why you believe your disclosure controls and procedures were effective in view of your violation of Rule 419. Alternatively, please amend your 10-Q to provide additional disclosure about potential weaknesses in your disclosure controls and procedures.

Response: As set forth in our response to comment #1 above, we respectfully believe that the investors waived their rights under the Securities Act and do not believe that we violated Rule 419. When we realized that we could no longer proceed with a 419 transaction, management discussed the alternatives and determined to proceed the way we did because we believed it was the most appropriate way to carry out the parties intention and maintain the investment. In furtherance thereof, and to ensure that the investors were aware of the changes in structure and still wanted to invest in the Company, sent them the private placement memorandum and related documents, which essentially disclose and through an executed subscription agreement demonstrate that notwithstanding a change in the structure, a reaffirmation of their investment. We believe the steps we took when converting the 419 offering into a private placement were sufficient and within the four corners of the securities laws and therefore, did not think there was any information to disclose relating to a potential violation of Rule 419.

However, we recognize that you may disagree with our assessment and in light of this discussion, we undertake to include, in our future quarterly and annual reports, disclosure about a potential weakness in our disclosure controls and procedures for not previously disclosing potential violation of Rule 419.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter

Sincerely,
eWellness Healthcare Corporation

/s/ Darwin Fogt
Darwin Fogt
Chief Executive Officer

cc:	Rachael Schmierer
Hunter Taubman Weiss

Exhibit A

Form of Amended and Restated Articles of Incorporation

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DIGNYTE INC.

Pursuant to NRS 78.403 under Nevada General Corporation Law (Title 7, Chapter 78 of the Nevada Revised Statutes), DIGNYTE INC., a Nevada corporation (the “Corporation”), bearing document number 20110803203-20, hereby amends and restates its Articles of Incorporation as follows:

ARTICLE I - NAME

The name of the corporation is eWELLNESS HEALTHCARE CORPORATION (the “Corporation”).

ARTICLE II - PURPOSE

The Corporation is organized for the purpose of engaging in any business, trade or activity which may be lawfully conducted or permitted by a corporation organized under Nevada General Corporation Law, Chapter 78 of the Nevada Revised Statutes. The Corporation also shall have the authority to engage in any and all such activities as are incidental or conducive to the attainment of the purpose or purposes of this Corporation.

ARTICLE III - DURATION

The duration of the Corporation’s existence shall be perpetual.

ARTICLE IV - CAPITAL STOCK

Section 1. Authorized Capital Stock. The aggregate number of shares which the Corporation shall have the authority to issue is 110,000,000 shares, of which 100,000,000 shares shall be Common Stock, par value $.001 per share (the “Common Stock”), and 10,000,000 shares shall be Preferred Stock, par value $.001 per share (the “Preferred Stock”).

Section 2. Preferred Stock. The Board of Directors is authorized at any time, and from time to time, to provide the for the issuance of shares of Preferred Stock in one or more series, and to determine the designations, preferences, limitations and relative or other rights of the Preferred Stock or any series thereof. For each series, the Board of directors shall determine, by resolution or resolutions adopted prior to the issuance of any shares thereof, the designations, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(a) The rate and manner of payment of dividends, if any;

(b) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon shares in the event of liquidation, dissolution or other winding-up of the Corporation;

(d) Sinking fund provisions, if any, for the redemption or purchase of shares;

(e) The terms and conditions, if any, on which shares may be converted or exchanged;

(f) Voting rights, if any; and

(g) Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the laws of the State of Nevada.

The Board of Directors shall have the authority to determine the number of shares that will comprise each series.

Prior to the issuance of any shares of a series, but after adoption by the Board of Directors of the resolution establishing such series, the appropriate officers of the Corporation shall file such documents with the State of Nevada as may be required by law.

ARTICLE V - NO PREEMPTIVE RIGHTS

No preemptive rights to acquire additional securities issued by the Corporation shall exist with respect to shares of stock or securities convertible into shares of stock of the Corporation, except to the extent otherwise provided by contract.

ARTICLE VI - NO CUMULATIVE VOTING

At each election for directors, every stockholder entitled to vote at such election has the right to vote in person or by proxy the number of shares held by such stockholder for as many persons as there are directors to be elected. No cumulative voting for directors, however, shall be permitted.

ARTICLE VII - BOARD OF DIRECTORS

The business and affairs of the Corporation shall be managed under the direction of a Board of Directors which shall consist of not less than one person. The manner of election and qualifications shall be provided in the Bylaws of the Corporation. The exact number of directors shall be fixed from time to time by the Board of Directors pursuant to resolution adopted by a majority of the full Board of Directors.

ARTICLE VIII - BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws or adopt new Bylaws. Nothing herein shall deny the concurrent power of the stockholders to adopt, alter, amend or repeal the Bylaws.

ARTICLE IX – CONTROL SHARE ACQUISITIONS

The provisions of NRS 78.378 to 78.3793, inclusive, are not applicable to the Corporation.

ARTICLE X - LIMITATION OF DIRECTORS’ LIABILITY

A director shall have no liability to the Corporation or its stockholders for monetary damages for conduct as a director, except for acts or omissions that involve intentional misconduct by the director, or a knowing violation of law by the director, or for conduct violating NRS 78.138(7), or for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If Nevada General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the full extent permitted by Nevada General Corporation Law as so amended. Any repeal or modification of this Article shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification for or with respect to an act or omission of such director occurring prior to such repeal or modification.

ARTICLE XI - INDEMNIFICATION

Section 1. Right to Indemnification. Each person (including here and hereinafter, the heirs, executors, administrators or estate of such person) (1) who is or was a director or officer of the Corporation or who is or was serving at the request of the Corporation in the position of a director, officer, trustee, partner, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, or (2) who is or was an agent or employee (other than an officer) of the Corporation and as to whom the Corporation has agreed to grant such indemnity, shall be indemnified by the Corporation as of right to the fullest extent permitted or authorized by current or future legislation or by current or future judicial or administrative decision (but, in the case of any future legislation or decision, only to the extent that it permits the Corporation to provide broader indemnification rights than permitted prior to the legislation or decision), against all fines, liabilities, settlements, costs and expenses, including attorneys’ fees, asserted against him or incurred by him in his capacity as such director, officer, trustee, partner, agent or employee, or arising out of his status as such director, officer, trustee, partner, agent or employee. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and any such person against any such fine, liability, cost or expense, including attorney’s fees, whether or not the Corporation would have the legal power to directly indemnify him against such liability.

Section 2. Advances. Costs, charges and expenses (including attorneys’ fees) incurred by a person referred to in Section 1 of this Article XI in defending a civil or criminal suit, action or proceeding may be paid (and, in the case of directors and officers of the Corporation, shall be paid) by the Corporation from time to time in the course thereof and in advance of the final disposition thereof upon receipt of an undertaking to repay all amounts advanced if it is ultimately determined that the person is not entitled to be indemnified by the Corporation as authorized by this Article XI, and upon satisfaction of other conditions established from time to time by the Board of Directors or which may be required by current or future legislation (but, with respect to future legislation, only to the extent that it provides conditions less burdensome than those previously provided).

Section 3. Savings Clause. If this Article XI or any portion of it is invalidated on any ground by a court of competent jurisdiction, the Corporation shall nevertheless indemnify each director and officer of the Corporation to the fullest extent permitted by all portions of this Article VI that has not been invalidated and to the fullest extent permitted by law.

Effective Date. The effective date of these Amended and Restated Articles of Incorporation shall be the close of business on the date of filing with the Nevada Secretary of State.

Adoption of Amendment. The foregoing Amend and Restated Articles of Incorporation was approved by the Board of Directors of the Corporation by unanimous written consent in lieu of meeting on April 25, 2014.

The Amended and Restated Articles of Incorporation were approved by the written consent of holders of a majority of our outstanding common stock, our only voting group, on April 25, 2014. The number of votes cast for the amendment was sufficient for approval by holders of common stock, our only voting group.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation as of April 25, 2014.

DIGNYTE INC.

By:
Name:	Andreas McRobbie-Johnson
Title:	Chief Executive Officer

Objective Equity Research
Riedel

April 4, 2014

Mr. Andreas A. McRobbie-Johnson
Chief Executive Officer
Dignyte, Inc.
605 West Knox Road
Tempe, Arizona 85253

Dear Andreas:

At your request, we have analyzed certain financial information regarding eWellness Corporation ("eWellness" or the "Company" or the "Client" hereinafter) as set forth herein, and submit this letter on our findings. eWellness is a privately-held Nevada corporation .

The purpose of this analysis was to express an opinion (the "Opinion") regarding the fair market value of a 100 percent ownership interest in eWellness as of April 4, 2014.

eWellness is first to market with an innovative Distance Monitored Physical Therapy ("DMpt") Telemedicine Program that has been specifically designed to prevent pre-diabetic patients from becoming diabetic. Their initial contract covers the New York City and northern New Jersey tri-borough area (19.8 million people), the most populated region in the United States. Their program combines in-office direct-contact physical therapy evaluations, reevaluations and physical performance testing with an on-line telemedicine exercise program. This business model allows the company to bill for traditional in-office patient visits and for the telemedicine exercise program sessions. Patients are also enrolled in a no-cost online healthy living nutrition and meal planning platform.

We understand that our conclusions will serve as a valuation basis for general corporate planning, financial reporting and the completion of a merger with Dignyte, Inc. ("Dignyte"). The term "fair market value," as used herein, is defined as the price at which an asset would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties are able, as well as willing, to trade and are well-informed about the asset and the market for that asset.

It is the understanding of Riedel Research Group, Inc., upon which it is relying, that the Dignyte and the Company and any other recipient of the Opinion will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by the Opinion, as to any legal matter or as to the sufficiency of said definitions for any purpose other than setting forth the scope of Riedel Research Group, Inc.'s opinion hereunder.

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In connection with this opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. discussed with certain members of the senior management of eWellness the Company's business and financial outlook;
2. reviewed audited financial statements for the Company for the fiscal years ended December 31, 2012 and 2013;
3. reviewed a three year financial forecast prepared by eWellness management;
4. reviewed publicly available financial data for certain companies that we deem comparable to the Company;
5. reviewed the Company's recent private placement memorandum; and
6. conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us. We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company.

In our analysis of eWellness, we have taken into consideration the potential for income and cash-generating capability of the Company. Typically, an investor contemplating an investment in a company with income and cash-generating capability similar to the Company will evaluate the risks and returns of its investment on a going-concern basis. Accordingly, after due consideration of other appropriate and generally accepted valuation methodologies, the fair market value of the Company has been developed by the Backsolve Approach.

Furthermore, we valued eWellness as a going-concern, meaning that the underlying tangible assets of the Company are presumed, in the absence of a qualified appraisal of such assets, to attain their highest values as integral components of a business entity in continued operation and that liquidation of said assets would likely diminish the value of the whole to the members and creditors of the Company. All valuation methodologies that estimate the worth of an enterprise as a going-concern are predicated on numerous assumptions pertaining to prospective economic and operating conditions. Our opinion is necessarily based on the Company's most recent financing as of the valuation date. Unanticipated events and circumstances may occur and actual results may vary from those assumed. The variations may be material.

Based upon the investigation, premises, provisos, and analyses outlined above, and in the forthcoming report, it is our opinion that, as of April 4, 2014 the fair market value of a 100 percent ownership interest in the eWellness is reasonably stated in the amount of FOUR MILLION FIVE HUNDRED AND SIXTY THOUSAND DOLLARS ($4,560,000).

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The Opinion, expressed above, is advisory in nature only. The forthcoming report will more fully present the premises, analyses and logic upon which the Opinion is founded. Before relying upon the Opinion, the forthcoming report should be read and analyzed in its entirety.

RIEDEL RESEARCH GROUP, INC.

David Riedel
President
+1-212-334-6365

Attachment

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LIMITING FACTORS AND OTHER ASSUMPTIONS

Client: **DIGNYTE, INC. (the "Client")**

Riedel Research Group, Inc. ("RRG") has performed the services (the "Services") set forth under the following Terms and Conditions:

1. **Information and Data.** RRG shall be entitled to assume, without independent verification, the accuracy of all information and data that the Client and its representatives provide to RRG. All information and data to be supplied by the Client and its representatives will be complete and accurate to the best of the Client's knowledge. RRG may use information and data furnished by others if RRG in good faith believes such information and data to be reliable; however, RRG shall not be responsible for, and RRG shall provide no assurance regarding, the accuracy of any such information or data. RRG shall have no responsibility for any assumptions provided by the Client or its representatives, which assumptions shall be the responsibility of the Client. RRG shall have no responsibility to address any legal matters or questions of law.

2. **Confidentiality.** It is understood and agreed that all work product resulting from RRG's Services shall remain the exclusive property of RRG and that the Client will preserve the confidentiality of the format and contents of any reports, analyses or other documents prepared by RRG. The Client agrees (a) not to reference RRG's name or any reports, analyses or other documents prepared by RRG, in whole or in part, in any document distributed to third parties, without RRG's prior written consent and (b) that any reports, analyses or other documents prepared by RRG will be used only in compliance with these Terms and Conditions and applicable laws and regulations. RRG will preserve the confidential nature of information received from the Client in accordance with RRG's established policies and practices.

3. **Limitation on Warranties.** This is a professional services agreement. RRG represents and warrants that it shall provide the services in good faith. RRG disclaims all other representations and warranties, whether express, implied or otherwise, including, without limitation, warranties of merchantability and fitness for a particular purpose.

4. **Indemnification.** The Client shall indemnify and hold harmless RRG, its partners, principals, employees, agents and representatives, and their respective successors and assigns, from and against any and all claims, liabilities, losses, damages, costs and expenses (including, without limitation, attorneys' fees and costs of litigation) relating to the use made by the Client of RRG's Services, regardless of form, whether in contract, statute, strict liability, tort (including, without limitation, negligence), or otherwise, except to the extent that it is finally judicially determined that such claims, liabilities, losses, damages, costs or expenses were caused by bad faith or willful misconduct on the part of an indemnified party.

5. **Subsequent Work.** RRG, by reason of the Services, is not required to furnish additional work or services, or to give testimony, or to be in attendance in court with

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reference to the assets, properties, or business interests in question. RRG will have no responsibility to update any report, analysis or other document relating to its Services for any events or circumstances occurring subsequent to the date of such report, analysis or other document.

6. **Cooperation.** The Company shall cooperate with RRG in connection with the performance by RRG of its Services, including, without limitation, providing RRG with reasonable facilities and timely access to the Company's information, data and personnel.

7. **Non-Exclusivity.** Nothing in the Engagement Letter, including these Terms and Conditions, shall be construed as precluding or limiting in any way the right of RRG to provide consulting or other services of any kind or nature whatsoever to any person or entity as RRG in its sole discretion deems appropriate.

8. **Force Majeure.** RRG shall not be liable for any delays or failures resulting from circumstances or causes beyond its reasonable control, including, without limitation, fire or other casualty, act of God, strike or labor dispute, war or other violence, or any law, order or requirement of any governmental agency or authority.

9. **Independent Contractor.** RRG is an independent contractor and RRG's compensation is not contingent in any way upon its conclusions or recommendations. RRG reserves the right to use subcontractors.

10. **Complete Agreement.** The Engagement Letter, including these Terms and Conditions, constitutes the entire agreement between the Client and RRG with respect to the subject matter thereof and hereof, and supersedes all other oral or written representations, understandings and agreements between the Client and RRG relating to the subject matter thereof and hereof. These Terms and Conditions, cannot be changed, except by written instrument signed by both the Client and RRG. The Engagement Letter, including these Terms and Conditions, shall be binding on the Client and RRG, and the Client's and RRG's permitted successors and assigns; however, neither the Client nor RRG may assign the Engagement Letter, including these Terms and Conditions, without the prior written consent of the other, except that the Client and RRG may assign the Engagement Letter, including these Terms and Conditions, to any successor to all or substantially all of the business or assets of such party.

11. **Inconsistencies.** In the event of any conflict or inconsistency between the provisions set forth in the Engagement Letter and these Terms and Conditions, the provisions of these Terms and Conditions shall govern.

PROFESSIONAL QUALIFICATIONS OF DAVID RIEDEL

DAVID RIEDEL is founder and President of Riedel Research Group, a valuation advisory firm that provides business valuations, intangible asset valuations, financial opinions. Riedel Research Group also provides independent equity research focusing on emerging markets Asia, Latin America, and Europe. Prior to founding this firm, Riedel worked as an analyst at Salomon Smith Barney in New York and Bangkok. While overseas, supervised a twelve-person research team covering telecommunications companies and other industries in Southeast Asia. While in New York, he covered business services stocks, including staffing and outsourcing, as well

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as small-cap growth companies in the automobile and motorsports industries. Mr. Riedel is also the author of "Finding the Hot Spots: 10 Strategies for Global Investing" (Wiley, 2006).

EWELLNESS CORPORATION BACKSOLVE ANALYSIS

Addendum A Valuation Overview and Analysis

A. Introduction

In our analysis of eWellness, we considered four primary approaches to value: the income, market, backsolve and cost approaches. The approach that is most appropriate for estimating the value of a business depends primarily on the nature of the entity or asset, the availability of information and the objective/purpose of the assignment. Each approach considered is described briefly below.

B. Estimating Value from a Recent Round of Financing (Backsolve Approach)

Analyzing recent transactions in a company's equity can establish a strong indication of value. Such transactions may qualify as Level I or Level II valuation inputs under ASC 802, Fair Value Measurements (formerly SFAS 157). In addition, analyzing precedent stock transactions also is consistent with Revenue Ruling 59-60 that states: "sales of stock of a closely-held corporation should be carefully investigated to determine whether they represent transactions at arm's length."

The backsolve method derives from a timely transaction in a private company's equity. The transaction typically being a new financing round that has either recently closed or will close in the very near future. Meaningful financings are critical in the progression of a private company. These financing rounds are strongly negotiated, reflect expectations about the company at a moment in time, and give full consideration to the capital structure. The strength of a financing round as an indicator of value is enhanced by the sophistication level of the investors and the breadth of participation, in particular the mix of existing and new investors. A qualitative understanding of the financing round assists with assessing the degree to which the current price impounds the economics of the capital structure and the company's total equity value, versus requiring additional adjustment. For private companies that inherently lack active markets in their equity securities, that may not have reached positive EBITDA, that may still be pre-revenue, or that may have discounted cash flow analyses where terminal value is close to or in excess of 100% of the estimated total equity value, the backsolve can be one of the strongest indicators of value.

The backsolve method is a valuation technique that estimates a business' value based on a recent round of financing. The backsolve method typically uses an option pricing model (OPM) to derive the implied enterprise value from the investment's financial terms. The method's applicability depends on several factors:

- Timing – A valuation analyst must consider how much time has passed between the valuation date and the most recent round of financing, and whether any material

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changes have occurred during that time period. The current valuation should be reconciled to the value from the latest round of financing.

- Qualified Arm's Length Transaction – If current investors lead the recent investment (an inside round), the transaction may be dismissed as an indication of value. In addition, if new investors did not perform material due diligence procedures, relying on the transaction may be difficult. According to the AICPA practice aid, if the capital raise doesn't include new investors or if the round is led by a strategic investor with existing investors tagging along at low levels, the backsolve method may not provide a reliable indication of value.

- Size – The size of the investment also should be considered. Some minority investments, when small in size, may not be indicative of fair value.

- Terms – The backsolve method, which typically is based on an option pricing model, attempts to include the quantitative aspects of the recent round of financing. However, significant qualitative terms are excluded from the model. Unique voting rights or other provisions may significantly affect the transaction's underlying value.

Applying the 'backsolve method' involves many details. Quantifying the applicable time to an expected liquidity event and measuring volatility can be challenging. In addition, there is no professional guidance about how to treat expected or potential future rounds of financing. Some believe that future funding from outside investors should not be incorporated into the calculation since the company has yet to receive those funds. Others argue that a future round of financing that is expected to be raised should be taken into account. There are also issues in how to take into account options and warrants that may not have vested as of the valuation date. The treatment of discounts for lack of marketability also can be challenging. Although recent round of financing can be a strong indication of value, carefully analyzing the nature of the transaction is important to determine whether or not the prior round can be used as an indication of value.

B. Income Approach

Under the income approach, value is measured as the present worth of anticipated future net cash flows generated by a business. In a multi-period model, net cash flows attributable to a business are forecast for an appropriate period and then discounted to present value using an appropriate discount rate. In a single-period model, net cash flow or earnings for a normalized period are capitalized to reach a determination of present value.

C. Market Approach

Under the guideline company method, value is estimated by comparing the subject company to similar companies with publicly traded ownership interests. Guideline companies are selected based on comparability to the subject company, and valuation multiples are calculated and applied to subject company operating data. In the guideline transaction method, a value indication is derived from the prices at which companies similar to the subject have been sold. Guideline transactions are generally selected by identifying transactions with target companies that are as similar as

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possible to the subject company. Actual subject company transactions may also be utilized.

D. Cost Approach

In applying the adjusted balance sheet method, an analysis of the subject company's assets and liabilities is performed, with each being restated to fair value. The estimated fair value of non-interest bearing current liabilities is subtracted from the estimated fair value of total assets, resulting in business enterprise value. Or, the estimated fair value of all existing and potential liabilities is deducted from the derived aggregate fair value of the company's assets, resulting in an indication of shareholders' equity value.

Valuation Analysis

In developing an estimate of the fair market value of eWellness's common stock as of April 4, 2014 ("Valuation Date"), we utilized the Backsolve Approach, due to the fact that the Company is pre-revenue and has recently completed a private placement of approximately $30,000 in convertible Notes, with arms length investors. Our analysis is summarized in the sections which follow.

Term Sheet of the Company's recent Private Placement

Issuer:	eWellness Corporation, a private Nevada corporation (the "Company").
Securities:	Up to $1.2 million of Senior Convertible Redeemable Promissory Notes (the "Series A Notes")
Investor:	Accredited investors only.
Use of Proceeds:	eWellness is building a unique telemedicine platform that provides Distance Monitored Physical Therapy Programs to pre-diabetic, cardiac and health challenged patients, through our initial contract with Millennium Healthcare, Inc. whose 400 plus physicians see approximately 75,000 patients per week. A majority of those patients are over 40 years old and are pre-diabetic. The company's plan is to become the new Go-To "

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physical therapy solution in the national diabetes and obesity epidemic. Proceeds of this financing will be used for for working capital and general corporate purposes. The Company also anticipates completing a Form 419 Alternative Public Offering with Dignyte Inc., during the second quarter of 2014.

Closing Date: April 30, 2014, unless extended by mutual consent of the Company and the Investors. The minimum Closing amount is $100,000; in the event that a closing occurs with an amount less than the full offering amount of $1,200,000, the Company can hold subsequent closings for all or any portion of the remaining amount of the Offering not sold at the time of the prior closings (each a "Closing"), provided, however, that such subsequent Closings must occur no later than April 30, 2014, subject to extension by the Company.

Maturity: One year after the Conversion Event Date (as hereinafter defined).

Coupon: 12.0% cash coupon, payable quarterly (or upon conversion or redemption). Interest shall be paid in cash, unless all of the Conversion Requirements (as hereinafter defined) are met, in which case, interest shall be paid in shares of the Company's Common Stock at the Conversion Price.

Seniority: The Series A Notes are senior in rank to any other debt held by officers, directors or affiliates of the Company and

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may not be subordinated to any other debt of the Company.
Security:	The Series A Notes are secured by the Company's contract with Millennium Healthcare, Inc. and the video platform and program and technology designs.
Conversion:	Following the later of: (a) the effective date of the Registration Statement and (b) the effective date of the Proxy Statement (the later even being referred to as the "Conversion Event Date"), and then at any time until maturity, the Series A Notes may be converted by the Investors into shares of common stock of the Company (the "Common Stock") at a conversion price that is $0.50 per share, (the "Conversion Price").
Redemption:	In the event the Common Stock shall be listed on a U.S. stock exchange and trade, as determined by the daily closing price, for twenty (20) consecutive trading days at or above $1.50 per share, the Series A Notes may be called for redemption by the Company, at which time the holder may elect to convert the Series A notes into Common Stock at the Conversion Price.
Mandatory Redemption Upon Event of Default:	Upon an Event of Default, which event shall remain unremedied for a period of sixty (60) days, the Investors shall have the option to require the Company to redeem its outstanding Series A Notes at a price equal to

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150% of the principal amount being redeemed, plus any accrued and unpaid interest.

Warrants:

Investors shall receive warrants to purchase up to that number of shares of Common Stock as is equal to the number of shares of Common Stock issuable upon full conversion of their Note at the Conversion Price at an exercise price of $0.50 per share.

Call Feature:

The Company shall maintain the right to call the Warrants upon the same conditions as they may redeem the Notes.

Registration Rights:

The Investors shall be granted piggy-back registration rights.

Anti-Dilution:

As long as any of the Series A Notes or Warrants shall remain outstanding, the Investors shall be extended standard anti-dilution protection with respect to stock splits, stock dividends and recapitalizations affecting any outstanding Series A Notes.

Due Diligence:

The completion of the transaction described in this term sheet shall be subject to customary due diligence by the Investors.

Customary Terms:

The definitive closing documentation of the Series A Notes will contain such additional and supplementary provisions, including, without limitation, customary representations, warranties, covenants and agreements as are appropriate to preserve and protect the economic benefits intended to be

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conveyed to the Company and to the Investors pursuant hereto.

Notice to Investors:

This Summary of Terms is for informational purposes only and is not intended as a recommendation, offer, or solicitation with respect to the sale or purchase of securities. Investment decisions may only be made by qualified investors who have relied only upon the information contained in the Subscription Agreement to be entered into between the Company and the Investor.

Cap Tables

The following Cap Table assumes that the Noteholders have converted their Notes into shares of common stock at a price of $0.50 per share.

eWellness Cap Table (Post Bridge Conversions)

Founders	Founder Shares			Bridge Conversions		
Darwin Fogt	2,000,000		22.2%			17.5%
Evolution Physical Therapy, Inc.	1,000,000		11.1%			8.8%
Douglas MacLellan	3,000,000		33.3%			26.3%
Curtis Hollister	1,650,000		18.3%			14.5%
David Markowski	900,000		10.0%			7.9%
JFS Investments	450,000		5.0%			3.9%
		9,000,000	100%			78.9%
Bridge Financing*						
1.2m Warrants @ $0.50 per share				1,200,000		10.5%
$600,000 @ $0.50 per share				1,200,000		10.5%
					2,400,000	21.1%
Total		9,000,000	100%		11,400,000	100%

*Bridge conversion at $0.50 per share, with warrant exercisable at $0.50, assumed exercise Aug - Oct. 2014

Based on our analysis, it is our opinion that, as of April 4, 2014, the fair market value of a 100 percent ownership interest in eWellness is reasonably stated in the amount of FOUR MILLION FIVE HUNDRED AND SIXTY THOUSAND DOLLARS ($4,560,000) as of the Valuation Date. This valuation assumes that the Company has closed on $30,000 in financing and may take in additional funds of up to $600,000 or more in Notes & Warrants. Yet, specifically based upon the $30,000 Notes & Warrants that has been closed upon and that they will be converted into shares of common stock at a price of $0.50 per share as per the terms in the recent Company's private placement and that post financing there are will be 9,120,000 million shares outstanding, our analysis indicated the current valuation noted above.

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We have also validated this valuation using the market approach. Comparable company valuations support a current valuation of $5 - $7 mn for eWellness. Details of that approach and findings are available on request.

PRODUCTS, OPERATIONS & TECHNOLOGY

We compete against typical brick and mortar physical therapy practices that are limited significantly by the number of patients that can be seen in an 8 hour shift. The national average is approximately 16 patients per day per PT or PT assistant. Our PT's and PT assistant's are anticipated to average approximately 137 patients per day. We anticipate being able to deliver on up to 850% more patient volume per PT and PT Assistants.

Pre-revenue Business Accomplishments (Completed & Planned).

- Pre-development planning and product design commenced: August, 2012.
- Incorporated in Nevada: April, 2013.
- Executed Supply and Distribution agreement with Millennium Healthcare, Inc. ("MHI"): May, 2013.
- Finalized design of our Cloud based VPN & patient monitoring system: September, 2013.
- Finalized design and scripting of initial 26 exercise videos: August, 2013.
- Executed human resources contract with ExecuSearch in NYC: October, 2013.
- Finalized the development of our insurance reimbursement policy: November, 2013.
- Executed DMpt licensing agreement with an Ontario Canada based telemedicine company: December, 2013.
- Cloud-based system engineering and testing planned in first five months of 2014.
- Planned Initial PT & PTA hiring and the opening of our NYC monitoring offices by June, 2014.
- Planned DMpt program launch at selected MHI physician practices by July 2014.

On November 12, 2013, the Company signed Letter of Intent ("LOI") with Dignyte, Inc. ("Dignyte"), a Nevada corporation that is a reporting company pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")

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regarding a potential share exchange transaction with Dignyte. Dignyte is a blank-check company, as defined by the Exchange Act and current with all its filings. The LOI contemplates signing a definitive share exchange agreement on or before December 31, 2013 and proceeding to file a proxy statement seeking shareholder approval of the share exchange immediately thereafter. The LOI has been mutually extended to March 1, 2014. Following the completion of the share exchange, which, if approved by Dignyte's shareholders is expected to be effective in the s e c o n d quarter of 2014, eWellness will submit an application to list its common stock on the OTC Markets and become an OTC listed public company, thereby creating a potential liquidity path for our investors and shareholders. Although there can be no guarantee that the share exchange will occur or close, or that our stock will be listed on the OTC markets, our management team members hold extensive public company experience, which we believe will strengthen our ability to complete the transaction proposed in the LOI. The LOI is nonbinding and the share exchange is conditioned upon several closing conditions, including Dignyte and eWellness shareholder and board approval, our completion of an audit and the completion of this Offering. Accordingly, there is no guarantee that the share exchange will take place.

About Dignyte. Dignyte was incorporated in the State of Nevada on April 7, 2011, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Dignyte has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholder, Dignyte never commenced any operational activities. Dignyte has not confirmed the accuracy of any statements regarding its business, operations or any other information included in this Memorandum; all references to Dignyte and its business and operations in this Memorandum are qualified in their entirety by reference to the documents and reports Dignyte files with the Securities and Exchange Commission (the "SEC") and we urge you to review same. Dignyte is considered a "blank check" company and a "shell" company, as such term is defined in the Exchange Act. Therefore, they need to fully comply with Rule 419 under the Securities Act, the provisions of which apply to every registration statement filed under the Securities Act by a blank check company. Among other things, Rule 419 requires that Dignyte deposit the securities being offered and proceeds of the offering into an escrow or trust account pending the execution of an agreement for an acquisition or merger. In addition, Dignyte is required to file a post effective amendment to the registration statement containing the same information as found in a Form 10 registration statement, upon the execution of the definitive Share Exchange agreement with us. Rule 419 also provides for procedures for the release of the offering funds in conjunction with the post effective acquisition or merger. eWellness does not confirm the adequacy or accuracy, nor does it attest to the completeness of any of Dignyte's SEC filings.

eWellness' Partnership with Millennium Healthcare, Inc. On May 24, 2013, we entered into an exclusive 25 year Supply and Distribution agreement with Millennium Healthcare, Inc. ("MHI") covering the following 14 states: Maine, New Hampshire, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Delaware, Maryland, Virginia, North Carolina, South Carolina, Georgia and Florida. Under the agreement eWellness agrees to provide its Distance Monitored Physical Therapy Program ("DMpt program") to MHI affiliated physicians within the terms of the Agreement. MHI will market the EWC DMpt and agrees to assist in managing the insurance reimbursement to EWC for PT Evaluations, Re-evaluations and Physical

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tests that would be performed by EWC staff that will be located at selected MHI facilities. EWC will be charged a 20% billing fee by MHI for marketing the DMpt Program and assisting in the processing of insurance reimbursement for EWC.

About Millennium HealthCare, Inc. MHI, through its wholly owned operating subsidiaries. provide primary care physician practices, physician groups and healthcare facilities of all sizes with cutting edge medical devices focused primarily on preventive care through early detection. MHI currently provides their services to 70 medical group offices in NYC and approximately 130 in Northern New Jersey. There are approximately 400 individual physicians in these various practices and these physicians have approximately 75,000 patient visits per week. Approximately 20 percent of those patient visits are reoccurring visits. Over 90 percent of the physicians are general practitioners. Over 50 percent of the MHI patients are pre-diabetic, diabetic or have coronary issues. These patients are the target market for our DMpt program. MHI has plans to expand into an additional 12 states including: Maine, New Hampshire, Massachusetts, Rhode Island, Connecticut, Delaware, Maryland, Virginia, North Carolina, Georgia and Florida. The Company also provides advanced billing & coding services and practice development & management services specializing in cardiology. Millennium Medical Devices targets partnerships with medical device companies that provide innovative medical devices that are cost effective, utilize cutting edge technology and are FDA approved. The devices the company distributes have been selected due to their ability to detect medical issues early with a positive medical outcome. All of the products the company distributes are reimbursable. Millennium Coding & Billing offers all aspects of medical billing along with medical diagnosis and procedure coding and training for ICD-10. Millennium's Clinical Documentation Improvement Program Services include concurrent and retrospective CDI Reviews, DRG Validation Services and secure remote and on-site coding. Millennium Vascular Management Group offers physician practice development and management services to AMBSURG facilities and physician practices with a focus on vascular disorders.

eWellness DMpt Exercise Program Patient Experience. A Monitored In-office & Telemedicine Exercise Program: The 6-month DMpt exercise program has been designed to provide patients, who are accepted into the program, with traditional one-on-one physical therapy ("PT") Evaluations, Reevaluations (every two to four weeks throughout the DMpt program depending on type of insurance), and at the conclusion of the program a Physical Performance Test. These Physical therapists are known as Induction & Evaluation Physical Therapists ("IEPTs"). All patient medical data, information and records are retained in the files of the IEPT. The IEPT will also evaluate the progress of the patient's participation in our DMpt program.

• **Physician Diagnosis:** Following a physician's diagnosis of a patient with non-acute back pain, who is also likely overweight and pre-diabetic, a physician may prescribe the patient to participate in the eWellness DMpt exercise program.

• **Enrollment Process:** The accepted patients are assessed by in-office PT & Physical Therapy Assistants ("PTA's"), located at selected MHI physician offices and then enrolled in the DMpt program by going online to our DMpt program virtual private network ("VPN") and creating a login name and password. The patient will then populate their calendar with planned times when they anticipate exercising. They

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will also be provided with a free exercise ball, resistance stretch bands, stretch strap and yoga mat - all fulfilled and delivered through Amazon.com.

• **Exercising Begins:** The day after the patient receives the equipment, the patient will log on to the VPN at least 3 times per week, to watch and follow the prescribed 40 minute on-line exercise program. The DMpt platform also allows two-way communication (videoconferencing) with one of the On-line Physical Therapists ("OLPT's"), who is responsible for monitoring on-line patients.

• **Observational PT's:** The OLPT's are also available to answer patient's questions. When available the patient's exercise sessions are recorded and stored in the eWellness system as proof that they completed the prescribed exercises. There are 26 various 40-minute exercise videos that are viewed by the patients in successive order.

• **Open 6am-9pm 7 days per week:** The DMpt system has a calendar function so that patients can schedule when they will login to the DMpt system. This calendar facilitates distributing the load of patients participating in any forty-minute on-line exercise program during the 15 hours of daily operations, 6am through 9pm 7 days per week. Also, if the patient is not on-line at the planned exercise time, the system can send them an automated reminder, via text, voicemail and or e-mail.

SALES & MARKETING

MHI Physican Collaboration Process. MHI acts as eWellness's marketing department to its various physicians. Early in 2013, MHI's internal physician guidance members reviewed the proposed DMpt program and provided the Company and MHI with a verbal "Thumbs-up" in support of program. This then led MHI and eWellness to draft and execute a 25-year services distribution agreement. Beginning in June 2014, the firm will begin the process of directly pitching various MHI physician group about the value proposition of the DMpt program. Physicians have very limited free time so the pitch will be limited to less than 30 minutes. The firm will be focusing on practices that have had good success with the VasoScan testing product which allows physicians to quickly ascertain the coronary health of patients measuring arterial elasticity and stiffness. The VascoScan equipment is currently in 100 MHI physician groups. Patients with high VascoScan scores will be good candidates to be inducted into the DMpt program.

Physician Participation – Each participating physician will receive from eWellness market-value rent for one of their treatment room's on a monthly basis, to house one physical therapist and one PT assistant. The eWelness onsite team will induct patients in the program and complete ongoing assessments of patients as they proceed through the 6-month program. Additionally, each patient who is participating in the eWellness DMpt program is required to return to the physical office location at monthly or bi-monthly intervals (depending on the type of heath insurance plan), at which time they may also have a follow-up office visit with their physician. This represents at least 5 additional in-office visits for each patient.

Physicians can confidently prescribe the eWellness program to qualified patients and be sure that those patients are receiving the best guidance and support with respect to physical activity and diet in order to reduce their risk factors associated with diabetes and obesity. The remote-based treatments also represent additional

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opportunities for each patient to perform preventative biometric screening which may have been prescribed by the physician and be reimbursable.

Physician Responsibility – The physician need only sign a prescription for the physical therapy for qualified patients in order for them to become enrolled into the eWellness DMpt program. The physician is not responsible for any additional paperwork or treatment.

Initiation of eWellness Services at MHI's Facilities. It is anticipated that eWellness will be in a position to begin seeing patients at MHI facilities by July 2014. It is anticipated that in week number one, staffing will ramp up to at least 5 induction PT's and assistance PT's located at MHI physician practices that are capable of processing at least 525 patients per week. In order to grow the business, each month beginning in July 2014, the firm anticipates adding an additional two PTs and an assistant PTs to MHI physician practices over the three-year business plan. During the first 90 days of operations the company anticipates for cash flow purposes that they are able to financing 80% of the A/P for approximately cost of up to 10% on each dollar borrowed for the 60-120 day period it takes to be reimbursed by insurance companies.

REGIONAL & INTERNATIONAL ISSUES

Expansion into other markets where telemedicine has high support. On December 20th 2013, eWellness executed a 25-year licensing agreement with a London, Ontario based telemedicine company Physical Relief Telemedicine Health Care Services ("PRTHCS"), for our DMpt Program. They have a known track-record in the telemedicine industry in Canada. They will pay all costs to setup their own cloud-based system and to film a Canadian version of our exercise video in Ontario ($128K). PRTHCS currently anticipates provisioning services to patients in Ontario by July 2014. They will also pay eWellness a 20% monthly royalty fee on gross billing for services under the DMpt program. The currently forecasted direct revenue from this agreement is anticipated to be: Year 1: $1.3 million; Year 2: $11.2 million and Year 3: $35 million. The company will have some small costs associated with this contract, but not more than 5% of the funds received. Thus, at least 95% of these revenue falls to the bottom line as additional earnings.

HUMAN RESOURCES

Human Resources: eWellness has developed a Human Resources relationship with the Execu|Search Group that specializes in healthcare professionals. They are headquartered in New York City with additional offices in Stamford, Connecticut, Bridgewater and Parsippany, New Jersey, Melville, Long Island, and Waltham, Massachusetts. The Execu|Search Group is now one of the largest executive recruitment firms in the region. They will be providing applicants for the various full and temporary positions needed to meet the needs of the program with MHI. They will initially be providing candidates for the positions of: Director of Operations; Billing & Reimbursement Auditor; Finance Manager; Physical Therapists ("PT"); and PT Assistants.

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Exhibit D

Form of Subscription Agreement

Subscription Agreement

The undersigned “Subscriber”, on the terms and conditions herein set forth, hereby irrevocable submits this subscription agreement (the “Subscription”) to Dignyte, Inc., a Nevada corporation (the “Company”), in connection with a private placement by the Company (the “Offering”) of its common stock, $0.001 par value per common share (hereinafter, the “Shares”), as described below.

1. Subscription for the Purchase of Shares.

THE UNDERSIGNED hereby subscribes to purchase (________________) Shares of DIGNYTE, INC., a Nevada corporation, (the “Company”) at a price of $0.10 per Share for a total purchase price of $_______. The purchase price will be paid as follows: $.09 per share in cash from the Rule 419 Trust Account Balance as defined in the Memorandum and $0.01 per share which investors previously paid to the Company in connection with its Rule 419 offering discussed in the Memorandum.

Whereas, the undersigned in connection with its purchase warrants and represents to the Company the following:

The Company’s private placement of the Shares is being made to both “accredited” and “non-accredited” investors within the meaning of Rule 506 of Regulation D promulgated by the Securities Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

1.2 Offer to Purchase. Subscriber hereby irrevocably offers to purchase the Shares and tenders, herewith, the total price noted above by way of delivery of the Escrow Agent Disbursement Authorization attached hereto as Exhibit A. Subscriber recognizes and agrees that this subscription is irrevocable except as provided for in the Company’s Private Placement Memorandum dated April 25, 2014 (the “Memorandum”) and, if Subscriber is a natural person, shall survive Subscriber’s death, disability or other incapacity. This Subscription shall be deemed to be accepted by the Company only when the Company executes the Subscription Agreement.

1.3 Effect of Acceptance. Subscriber hereby acknowledges and agrees that on the Company’s acceptance of this Subscription, this agreement shall become a binding and fully enforceable agreement between the Company and the Subscriber. As a result, on acceptance by the Company of this Subscription, Subscriber will become the record and beneficial holder of the Shares and the Company will be entitled to the purchase price of the Shares.

2. Representation as to Investor Status. Subscriber hereby represents and warrants to the Company as follows:

(a) The Shares are being acquired for Subscriber’s own account for investment, with no intention by Subscriber to distribute or sell any portion thereof within the meaning of the Securities Act, and will not be transferred by Subscriber in violation of the Securities Act or the then applicable rules or regulations thereunder. No one other than Subscriber has any interest in or any right to acquire the Shares. Subscriber understands and acknowledges that the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but Subscriber.

(b) Subscriber’s financial condition is such that Subscriber is able to bear the risk of holding the Shares that Subscriber may acquire pursuant to this Agreement, for an indefinite period of time, and the risk of loss of Subscriber’s entire investment in the Company.

(c) Subscriber has received, has read and understood and is familiar with this Subscription Agreement and the Memorandum and meets the Suitability Standards set forth in the Memorandum.

(d) The Company has made available all additional information which Subscriber has requested in connection with the Company and its representatives and Subscriber has been afforded an opportunity to make further inquiries of the Company and its representatives and the opportunity to obtain any additional information (to the extent the Company has such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of information furnished by the Company to Subscriber.

(e) No representations or warranties have been made to Subscriber by the Company, or any representative of the Company, or any securities broker/dealer, other than as set forth in this Subscription Agreement and the Memorandum.

(f) Subscriber has investigated the acquisition of the Shares to the extent Subscriber deemed necessary or desirable and the Company has provided Subscriber with any reasonable assistance Subscriber has requested in connection therewith.

(g) Subscriber, either personally, or together with his advisors (other than any securities broker/dealers who may receive compensation from the sale of any of the Shares), has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of purchasing the Shares and of making an informed investment decision with respect thereto.

(h) Subscriber is aware that Subscriber’s rights to transfer the Shares are restricted by the Securities Act and applicable state securities laws, and Subscriber will not offer for sale, sell or otherwise transfer the Shares without registration under the Securities Act and qualification under the securities laws of all applicable states, unless such sale would be exempt therefrom.

(i) Subscriber understands and agrees that the Shares acquired have not been registered under the Securities Act or any state securities act in reliance on exemptions therefrom and that the Company has no obligation to register any of the Shares offered by the Company as set forth in the Memorandum. Subscriber further acknowledges that Subscriber is purchasing the Shares after having been provided with the Memorandum.

(j) The Subscriber has had an opportunity to ask questions of, and receive answers from, representatives of the Company concerning the terms and conditions of this investment and all such questions have been answered to the full satisfaction of the undersigned. Subscriber understands that no person other than the Company has been authorized to make any representation and if made, such representation may not be relied on unless it is made in writing and signed by the Company. The Company has not, however, rendered any investment advice to the undersigned with respect to the suitability

(k) Upon conversion, redemption or other, any certificate representing the Common Stock will be endorsed with a restrictive legend similar to the following:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO ANY EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER AND UNDER APPLICABLE STATE LAW, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY. IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE RESTRICTED FROM ANY SALE OR TRANSFER PURSUANT TO THE LOCK UP TERMS SET FORTH IN SECTION 3 OF A SUBSCRIPTION AGREEMENT DATED AND EFFECTIVE AS OF APRIL 25, 2014.

(l) Subscriber also acknowledges and agrees to the following:

(i) an investment in the Shares is speculative and involves a high degree of risk of loss of the entire investment in the Company; and

(ii) there is no assurance that a public market for the Shares will be available and that, as a result, Subscriber may not be able to liquidate Subscriber’s investment in the Shares should a need arise to do so.

(m) Subscriber is not dependent for liquidity on any of the amounts Subscriber is investing in the Shares.

(n) Subscriber’s address set forth below is his or her correct residence address.

(o) Subscriber has full power and authority to make the representations referred to herein, to purchase the Shares and to execute and deliver this Subscription Agreement.

(p) Subscriber understands that the foregoing representations and warranties are to be relied upon by the Company as a basis for the exemptions from registration and qualification of the sale of the Shares under the federal and state securities laws and for other purposes.

The foregoing representations and warranties are true and accurate as of the date hereof and shall survive such date. If any of the above representations and warranties shall cease to be true and accurate prior to the acceptance of this Subscription, Subscriber shall give prompt notice of such fact to the Company by telegram, or facsimile or e-mail, specifying which representations and warranties are not true and accurate and the reasons therefor.

3. Lock-Up Terms.

(a) Subscriber irrevocably agrees with the Company that, from April 25, 2014 until April 24, 2015 (such period, the “Restriction Period”), Subscriber will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Subscriber or any person in privity with Subscriber), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, 50% of the Shares acquired in the Offering (the “Securities”). Notwithstanding the foregoing, Subscriber may transfer the Securities he owns (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, or (ii) to any trust for the direct or indirect benefit of Subscriber or the immediate family of Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value; or (iii) as otherwise permitted by the Company. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. In order to enforce this covenant, the Company shall impose irrevocable stop-transfer instructions preventing the Transfer Agent from effecting any actions in violation of this Agreement and any certificates of the Company’s common stock covered by this Agreement shall bear an additional restrictive legend as set forth in Section 2(k) of this Agreement.

(b) Subscriber acknowledges that the execution, delivery and performance of these Lock-Up restrictions is a material inducement to the Company to sell the Common Stock as set forth in the Memorandum and the Company shall be entitled to specific performance of Subscriber’s obligations hereunder. Subscriber hereby represents that Subscriber has the power and authority to execute, deliver and perform this Agreement, that Subscriber has received adequate consideration therefor and that Subscriber will indirectly benefit from the completion of the transactions contemplated by the Memorandum.

4. Transferability. Subscriber agrees not to transfer or assign this Subscription Agreement, or any interest herein, and further agrees that the assignment and transferability of the Shares acquired pursuant hereto shall be made only in accordance with applicable federal and state securities laws.

5. Amendments. Neither this Subscription Agreement nor any term hereof may be changed, waived, discharged or terminated except in a writing signed by Subscriber and the Company.

6. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada without regard to the principles of conflict of laws. Subscriber hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in Las Vegas Nevada and the courts of the State of Nevada located in Las Vegas, for the purposes of any suit, action or proceeding arising out of or relating to this Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. Subscriber hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Memorandum and agrees that such service shall constitute good and sufficient service of process and notice thereof. Subscriber hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. .

7. Headings. The headings in this Subscription Agreement are for convenience of reference, and shall not by themselves determine the meaning of this Subscription Agreement or of any part hereof.

In witness whereof, the parties hereto have executed this Agreement as of the dates set forth below.

SUBSCRIBER:		DIGNYTE, INC.
a Nevada corporation
Signature(s):

Name:		By:
Andreas A. McRobbie-Johnson

Residence Address:		Title:	Chief Executive Officer

		Date:	April _____, 2014

Phone Number:	( ) -

Cellular Number:	( ) -

Social Security Number:

Email address:	@

Dated:	April ___, 2014.

Evolve Bank & Trust, as Escrow Agent

DISBURSEMENT AUTHORIZATION

Re: Escrow Agreement dated July 12, 2012 (the “Escrow Agreement”) between Dignyte, Inc. (the “Company”), Andreas A. McRobbie-Johnson and Evolve Bank & Trust (“Escrow Agent”)

Ladies and Gentlemen:

The undersigned is an investor in the Company’s Rule 419 offering and subscribed for the number of shares of the Company’s common stock set forth below. Although the Company did not complete the reconfirmation offering within eighteen (18) months of the September 14, 2012 effective date of its Registration Statement as provided for in the Escrow Agreement, the undersigned has elected to purchase shares of the Company’s common stock in a private placement of the Shares included in the Rule 419 offering.

For this reason, you are hereby instructed to disburse the undersigned’s prorata share of the Escrow Funds to the Company and deliver the undersigned’s Shares to the undersigned at the address listed below.

The undersigned hereby agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities, attorneys’ fees (even if Escrow Agent represents itself), and expenses, including any litigation arising from these instructions.

The defined terms in this letter of instruction shall have the same meaning as the defined term in the Escrow Agreement.

INVESTOR:		CONSENT

Signature(s):	The Company hereby consents to the above action.

Name:	DIGNYTE, INC.
a Nevada corporation
Address:
By:
Andreas A. McRobbie-Johnson
No. of Shares:
	Title:	Chief Executive Officer

Date: April __, 2014.
Dated: April ___, 2014.